UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

JD.com, Inc.

(Name of Issuer)

Ordinary Shares, par value of $0.00002 per share

(Title of Class of Securities)

47215P 106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Richard Qiangdong Liu
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 558,816,099
		6	Shared Voting Power 0
		7	Sole Dispositive Power 449,444,989
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 558,816,099
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 20.1%. *The voting power of the shares beneficially owned represent 83.4% of the total outstanding voting power. **
12	Type of Reporting Person IN

* The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2014. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to twenty votes per share on all matters submitted to them for a vote.

** During the period from December 8, 2014 through December 31, 2014, Fortune Rising Holdings Limited sold an aggregate of 6,493,104 ADSs in the open market on behalf of certain employees of the Issuer (which do not include Mr. Richard Qiangdong Liu). Fortune Rising Holdings Limited holds the Class B ordinary shares of the Issuer for the purpose of transferring such shares to the plan participants according to awards granted by the Issuer under the Issuer’s Share Incentive Plan, and administers the awards and acts according to the Issuer’s instructions. The logistical procedures relating to the conversion of  12,986,208 Class B ordinary shares held by Fortune Rising Holdings Limited into 6,493,104 ADSs were completed on January 9, 2015. Immediately after the completion of the logistical procedure on January 9, 2015, Mr. Liu beneficially owned a total of 545,829,891 ordinary shares, representing 19.7% of the total outstanding ordinary shares of the Issuer, and the voting power of the shares beneficially owned represented 81.5% of the total outstanding voting power. See Item 4.

1	Names of Reporting Persons Max Smart Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 449,444,989
		6	Shared Voting Power 0
		7	Sole Dispositive Power 449,444,989
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 449,444,989
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 16.2%. *The voting power of the shares beneficially owned represent 67.4% of the total outstanding voting power.
12	Type of Reporting Person CO

* The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2014. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to twenty votes per share on all matters submitted to them for a vote.

1	Names of Reporting Persons Fortune Rising Holdings Limited *
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 106,850,910
		6	Shared Voting Power 0
		7	Sole Dispositive Power 106,850,910
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 106,850,910
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.9%. **The voting power of the shares beneficially owned represent 16.0% of the total outstanding voting power. ***
12	Type of Reporting Person CO

* Fortune Rising Holdings Limited, a British Virgin Islands company, holds the Class B ordinary shares of the Issuer for the purpose of transferring such shares to the plan participants according to awards granted by the Issuer under the Issuer’s Share Incentive Plan, and administers the awards and acts according to the Issuer’s instructions. See Item 4.

** The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2014. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to twenty votes per share on all matters submitted to them for a vote.

*** During the period from December 8, 2014 through December 31, 2014, Fortune Rising Holdings Limited sold an aggregate of 6,493,104 ADSs in the open market on behalf of certain employees of the Issuer (which do not include Mr. Richard Qiangdong Liu). The logistical procedures relating to the conversion of  12,986,208 Class B ordinary shares held by Fortune Rising Holdings Limited into 6,493,104 ADSs were completed on January 9, 2015. Immediately after the completion of the logistical procedure on January 9, 2015, Fortune Rising Holdings Limited held 93,864,702 Class B ordinary shares, representing 3.4% of the total outstanding ordinary shares of the Issuer, and the voting power of the shares beneficially owned represented 14.1% of the total outstanding voting power. See Item 4.

Item 1(a).	Name of Issuer: JD.com, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 10th Floor, Building A, North Star Century Center No. 8 Beichen West Street Chaoyang District, Beijing 100101 The People’s Republic of China

Item 2(a).	Name of Person Filing: Richard Qiangdong Liu Max Smart Limited Fortune Rising Holdings Limited
Item 2(b).

Address of Principal Business Office, or, if none, Residence:
Richard Qiangdong Liu
JD.com, Inc.
10th Floor, Building A, North Star Century Center
No. 8 Beichen West Street
Chaoyang District, Beijing 100101
The People’s Republic of China

Max Smart Limited
c/o Richard Qiangdong Liu
JD.com, Inc.
10th Floor, Building A, North Star Century Center
No. 8 Beichen West Street
Chaoyang District, Beijing 100101
The People’s Republic of China

Fortune Rising Holdings Limited
c/o Richard Qiangdong Liu
JD.com, Inc.
10th Floor, Building A, North Star Century Center
No. 8 Beichen West Street
Chaoyang District, Beijing 100101
The People’s Republic of China

Item 2(c).	Citizenship: Richard Qiangdong Liu – People’s Republic of China Max Smart Limited – British Virgin Islands Fortune Rising Holdings Limited – British Virgin Islands
Item 2(d).

Title of Class of Securities:
Ordinary shares, par value of $0.00002 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes.  Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP No.:
47215P 106

This CUSIP number applies to the American Depositary Shares of the Issuer, each representing two Class A ordinary shares of the Issuer, par value $0.00002 per share. No CUSIP has been assigned to the ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership
The following information with respect to the ownership of the ordinary shares of par value of $0.00002 per share of JD.com, Inc. by each of the reporting persons is provided as of December 31, 2014:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Richard Qiangdong Liu	558,816,099	20.1	558,816,099	0	449,444,989	0
Max Smart Limited	449,444,989	16.2	449,444,989	0	449,444,989	0
Fortune Rising Holdings Limited	106,850,910	3.9	106,850,910	0	106,850,910	0

The 558,816,099 ordinary shares of the Issuer beneficially owned by Mr. Richard Qiangdong Liu comprise (i) 449,444,989 Class B ordinary shares directly held by Max Smart Limited as described below, (ii) 106,850,910 Class B ordinary shares held by Fortune Rising Holdings Limited as described below, and (iii) 2,520,200 class A ordinary shares with respect to which one shareholder of the Issuer, Accurate Way Limited, has irrevocably granted the voting rights to Mr. Richard Qiangdong Liu as its exclusive proxy and attorney-in-fact pursuant to a voting agreement and irrevocable proxy.

Max Smart Limited, a British Virgin Islands company, directly holds 449,444,989 Class B ordinary shares of the Issuer. Max Smart Limited is 100% owned by UBS Nominees Limited on behalf of The Max Smart Trust, with UBS Trustees (BVI) Ltd. as the trustee, Mr. Richard Qiangdong Liu as the settlor and protector, and Mr. Liu and others designated by Mr. Liu as beneficiaries. Mr. Liu reserves the right to revoke The Max Smart Trust without the consent of another person, and Mr. Liu is the sole director of Max Smart Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Liu may be deemed to beneficially own all of the ordinary shares of the Issuer held by Max Smart Limited.

As of December 31, 2014, Fortune Rising Holdings Limited, a British Virgin Islands company, held 106,850,910 Class B ordinary shares for the purpose of transferring such shares to the plan participants according to awards granted by the Issuer under the Issuer’s Share Incentive Plan, and administers the awards and acts according to the Issuer’s instructions. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. As the representative of Fortune Rising Holdings Limited, Mr. Liu can exercise the voting power with respect to these shares on behalf of Fortune Rising Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Liu may be deemed to beneficially own all of the ordinary shares of the Issuer held by Fortune Rising Holdings Limited.

The percentage of the class of securities beneficially owned by each of the reporting persons as of December 31, 2014 is based on 2,777,592,702 outstanding ordinary shares as a single class, being the sum of 2,237,460,751 Class A ordinary shares and 556,295,899 Class B ordinary shares outstanding as of December 31, 2014 assuming conversion of all Class B ordinary shares into Class A ordinary shares, and excluding the 16,163,948 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s Share Incentive Plan.

* During the period from December 8, 2014 through December 31, 2014, Fortune Rising Holdings Limited sold an aggregate of 6,493,104 ADSs (representing 12,986,208 Class A ordinary shares) in the open market on behalf of certain employees of the Issuer (not including Mr. Richard Qiangdong Liu) who wished to sell the shares that they had received upon the exercising or vesting of the awards granted to them under the Issuer’s Share Incentive Plan. The logistics with the Issuer’s Cayman registrar and depositary bank, including the conversion of 12,986,208 Class B ordinary shares held by Fortune Rising Holdings Limited into an equal number of Class A ordinary shares and the conversion of these Class A ordinary shares into 6,493,104 ADSs, were completed on January 9, 2015. Immediately after the completion of these logistical procedures on January 9, 2015, Fortune Rising Holdings Limited held 93,864,702 Class B ordinary shares, and the ownership of the ordinary shares of the Issuer by each of the reporting persons is as follows:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Richard Qiangdong Liu	545,829,891	19.7	545,829,891	0	449,444,989	0
Max Smart Limited	449,444,989	16.3	449,444,989	0	449,444,989	0
Fortune Rising Holdings Limited	93,864,702	3.4	93,864,702	0	93,864,702	0

The percentage of the class of securities beneficially owned by each of the reporting persons as of January 9, 2015 is based on 2,764,606,494 outstanding ordinary shares as a single class, being the sum of 2,250,446,959 Class A ordinary shares and 543,309,691 Class B ordinary shares outstanding as of January 9, 2015 assuming conversion of all Class B ordinary shares into Class A ordinary shares, and excluding the 29,150,156 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s Share Incentive Plan.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2015

Richard Qiangdong Liu	/s/ Richard Qiangdong Liu
Richard Qiangdong Liu

Max Smart Limited	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Director

Fortune Rising Holdings Limited	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement